Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation
1. DSP Group Ltd.	Israel

2. Nihon DSP K.K.	Japan

3. RF Integrated Systems, Inc.	Delaware, U.S.

4. DSPG Edinburgh Ltd.	Scotland

5. DSP Video Korea Ltd.	Korea

6. DSP R&D Ireland Ltd.	Ireland

7. DSP Group Switzerland AG	Switzerland

8. DSPG Technologies GmbH	Germany

9. DSP Group France SAS	France

10. DSP Group HK Limited	Hong Kong

11. DSP Technology Indian Private Limited	India